# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 267,457; sole dispositive power 0; shared dispositive power 267,457; aggregate amount beneficially owned 267,457 (11.6% of the class)
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0.3% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0.4% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0.4% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0.4% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 257,457; sole dispositive power 0; shared dispositive power 257,457; aggregate amount beneficially owned 257,457 (11.1% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 267,457; sole dispositive power 0; shared dispositive power 267,457; aggregate amount beneficially owned 267,457 (11.6% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 50,200; shared voting power 273,457; sole dispositive power 50,200; shared dispositive power 273,457; aggregate amount beneficially owned 323,657 (13.7% of the class)
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: affiliate funds (AF); sole voting power 25,000; shared voting power 0; sole dispositive power 25,000; shared dispositive power 0; aggregate amount beneficially owned 25,000 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 8 ("Amendment No. 8") amends the statement on Schedule 13D originally filed by the Reporting Persons on December 23, 2024, as amended (the "Schedule 13D"), and relates to the Common Stock of UNIVERSAL SAFETY PRODUCTS, INC. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 8 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 6,000 Shares beneficially owned by A&C that were purchased directly by A&C with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $18,032.80, including brokerage commissions.

The aggregate purchase price of the 10,000 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $36,062.60, including brokerage commissions.

The aggregate purchase price of the 162,457 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $720,590.43, including brokerage commissions. The aggregate purchase price of the 95,000 Shares beneficially owned by Ault Lending that were purchased by Ault Lending pursuant to the Stock Purchase Agreement (the "Purchase Agreement") with JLA Realty Associates LLC ("JLA") dated January 16, 2026, is $570,000. Pursuant to the Purchase Agreement, in consideration of the purchase of such Shares, Ault Lending issued a promissory note in favor of JLA in an initial principal amount of $570,000.

Mr. Ault has been awarded stock options to purchase 50,000 Shares in his capacity as a director of the Issuer, which have a strike price of $3.40 per share, expire on August 26, 2035, and all of which vested on October 20, 2025. The aggregate purchase price of the 200 Shares beneficially owned by Mr. Ault that were purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $1,005.00, including brokerage commissions.

Mr. Nisser has been awarded stock options to purchase 25,000 Shares in his capacity as a director of the Issuer, which have a strike price of $3.40 per share, expire on August 26, 2035, and all of which vested on October 20, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,312,887 Shares outstanding as of November 19, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2025.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 267,457 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 11.6%

As of the date hereof, A&C beneficially owned 6,000 Shares.

Percentage: Less than 1%

As of the date hereof, Alpha Fund beneficially owned 10,000 Shares.

Percentage: Less than 1%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 10,000 Shares beneficially owned by Alpha Fund.

Percentage: Less than 1%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 10,000 Shares beneficially owned by Alpha Fund.

Percentage: Less than 1%

As of the date hereof, Ault Lending beneficially owned 257,457 Shares.

Percentage: 11.1%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 267,457 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.

Percentage: 11.6%

As of the date hereof, Mr. Ault beneficially owned 323,657 Shares, including 200 Shares beneficially owned directly, 50,000 Shares underlying certain options that are currently exercisable or become exercisable within 60 days and the 273,457 Shares beneficially owned in the aggregate by A&C, Alpha Fund and Ault Lending that, as the Chief Executive Officer and Chairman of A&C, CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, Mr. Ault may be deemed to beneficially own.

Percentage: Approximately 13.7%

As of the date hereof, Mr. Nisser beneficially owned 25,000 Shares underlying certain options that are currently exercisable or become exercisable within 60 days.

Percentage: 1.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,457
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,457

A&C:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,000

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,000

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,000

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 257,457
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 257,457

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,457
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,457

Mr. Ault:
1. Sole power to vote or direct vote: 50,200
2. Shared power to vote or direct vote: 273,457
3. Sole power to dispose or direct the disposition: 50,200
4. Shared power to dispose or direct the disposition: 273,457

Mr. Nisser:
1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 7 except as set forth in Exhibit 1 hereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following:

On January 16, 2026, Ault Lending entered into the Purchase Agreement with JLA pursuant to which, among other things, Ault Lending agreed to purchase an aggregate of 300,000 Shares at a purchase price of $6.00 per Share in consideration of promissory notes issued by Ault Lending in favor of JLA in aggregate principal amount equal to $1,800,000 (the "Notes"). Pursuant to the Purchase Agreement, the sale of Shares and issuance of the Notes shall be consummated in two closings, the first of which occurred as of the date of the Purchase Agreement, at which time Ault Lending purchased 95,000 Shares from JLA and issued a Note in an initial principal amount of $570,000, and the second of which shall occur three business days after such date, at which time Ault Lending will purchase an additional 205,000 Shares and issue a Note for the remaining initial principal amount of $1,230,000.

Pursuant to the Purchase Agreement, JLA agreed to exercise or cause to be exercised in accordance with its terms that certain Convertible Promissory Note dated August 13, 2025, issued by the Issuer in favor of SJC Lending, LLC ("SJC"), for a number of Shares equal to 205,000, which is the number of Shares to be sold in the second closing under the Purchase Agreement. The Purchase Agreement also permits JLA to designate a person or entity acceptable to Ault Lending to be the actual selling party with respect to the second closing under the Purchase Agreement, which may be SJC. The Purchase Agreement also contains customary representations and warranties.

The Notes accrue interest at the rate of 8% per annum, unless an event of default (as defined in the Notes) occurs, at which time the holder of the Notes may by written notice to Ault Lending declare the entire outstanding principal amount together with all interest accrued and unpaid thereon to be immediately due and payable. The Notes mature in full in March 2026 and may be prepaid any time prior to maturity by Ault Lending.

The foregoing descriptions of the Purchase Agreement and the Notes are not meant to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the form of Note, which are attached hereto as Exhibits 99.1 and 99.2 respectively and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Stock Purchase Agreement, dated as of January 16, 2026, by and between JLA Realty Associates LLC and Ault Lending, LLC

Exhibit 99.2 - Form of Promissory Note

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (01/21/2026)
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (01/21/2026)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (01/21/2026)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (01/21/2026)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (01/21/2026)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (01/21/2026)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (01/21/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (01/21/2026)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (01/21/2026)